

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2004
AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 4.6%, Operating Income Increased 1.0%, EBITDA$^{(1)}$ Flat, Net Income Increased 26.1% to US$0.66 per ADR

FULL YEAR

Revenues Up 6.9%, Operating Income Increased 24.9%, EBITDA$^{(1)}$ Up 11.3%, Net Income Decreased 18.1% to US$1.28 per ADR

(Santiago, Chile, February 2, 2005) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2004. All US$ figures are based on the exchange rate effective December 31, 2004 (US$1.00 = Ch$557.40).

COMMENTS FROM THE CEO

The year 2004 was a very positive one for CCU. The Company reached record levels in its main financial indicators: volume sales of 11.3 million hectoliters, revenues of US$755

---

(1)EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

million, operating income of US$105 million and EBITDA of US$177 million. We improved the profitability of all our business segments.

The Chilean beer business increased its operating result by 13.1% during 2004. The brand mix favored premium brands, especially Heineken, Kunstmann, Budweiser and Royal. The month of December was an all-time high, with volumes of almost 580,000 hectoliters. 2004 was the second consecutive year that the total revenues of the Chilean beer industry increased more than GDP, reflecting the success of our ACC Plan initiated in 2001.

The Argentine beer segment improved it operating performance by US$6.1 million during the year. Prices increased 8% in December, finishing the year at US$37 per HL, compared to US$30 per HL in December 2003. Additionally, we reached a market share of 15.9% in Q4'04, compared to 15.1% in Q4'03.

The soft drink segment increased its operating result 19.3% during the year, improving volume sales in all its categories: nectars 12.6%, mineral water 6.8% and soft drinks 1.4%. During the quarter we relaunched Nobis, a traditional soft drink brand, to be used strategically against B-brands.

The wine segment also improved its performance, increasing its operating income 34.6% during 2004, in spite of lower volumes and the appreciation of the Chilean peso. This was a result of the rationalization plan, including costs, expenses and reduction of SKUs implemented by Viña San Pedro at the end of 2003 and higher prices in the domestic market. Export prices measured in US dollars increased 10.7% during the year.

The pisco business has continued developing in a very positive manner. During the quarter, we launched "Ruta Sour Light" a cocktail with less sugar and lower alcohol content than "Ruta Sour". The sour light is a new category in the industry that has already reached 5% of the pisco market.

Finally, during the quarter we refinanced our long-term debt, taking advantage of low interest rates, with a new syndicated loan of US$100 million and a new bond issue of UF2 million. Additionally, the syndicated loan was transformed into a fixed-rate UF loan through a cross-currency swap. The debt refinancing will allow CCU to decrease its overall financial expenses.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'04   Total revenues increased 4.6% to Ch$126,499 million (US$226.9 million), as a result of higher consolidated volumes, partially offset by lower average prices. Consolidated volumes growth is explained by an increase of 4.2% in beer Chile, 5.8% in beer Argentina, 0.9% in the soft drink segment, 3.1% and 10.9% in the Chilean domestic and Argentinean wine businesses, respectively. The decrease in average prices is explained by 2.6% lower prices in the soft drink segment and 1.6% lower prices in beer Chile.

2004 Accumulated revenues increased 6.9% and amounted to Ch$420,638 million (US$754.6 million).



Revenues by segment

	Q4 (US$ million)				
	2003		**2004**		% Chg.
Beer - Chile	93.2	42.9%	**95.6**	**42.1%**	2.6%
Beer - Argentina	18.9	8.7%	**20.3**	**8.9%**	7.2%
Soft Drinks & Mineral Water	66.3	30.6%	**65.2**	**28.7%**	-1.8%
Wine	36.0	16.6%	**37.2**	**16.4%**	3.2%
Others	2.6	1.2%	**8.7**	**3.9%**	240.5%
TOTAL	217.0	100.0%	**226.9**	**100.0%**	4.6%

	Full Year (US$ million)				
	2003		**2004**		% Chg.
Beer - Chile	275.2	39.0%	**292.9**	**38.8%**	6.4%
Beer - Argentina	58.1	8.2%	**72.0**	**9.5%**	24.0%
Soft Drinks & Mineral Water	212.0	30.0%	**216.0**	**28.6%**	1.9%
Wine	151.8	21.5%	**147.1**	**19.5%**	-3.1%
Others	9.1	1.3%	**26.6**	**3.5%**	192.6%
TOTAL	706.3	100.0%	**754.6**	**100.0%**	6.9%

GROSS PROFIT

Q4'04   Increased 0.4% to Ch$67,835 million (US$121.7 million) as a result of 4.6% higher revenues, partially offset by a 9.9% higher *cost of goods sold*, which amounted to Ch$58,664 million (US$105.2 million). The increase in cost of goods sold is explained by beer Chile, beer Argentina and the soft drink segments as well as a higher level of pisco sales. In Q4'04, the gross profit margin, as a percentage of sales, decreased from 55.9% to 53.6%.

2004   Increased 9.2%, amounting to Ch$218,016 million (US$391.1 million). The consolidated gross margin increased 1.1 percentage points to 51.8%.

OPERATING RESULT

Q4'04   Amounted to Ch$22,722 million (US$40.8 million), 1.0% higher than Q4'03, mainly due to selling general & administrative expenses (SG&A) almost constant. *SG&A* reached Ch$45,113 million (US$80.9 million) in Q4'04 compared to Ch$ 45,092 million (US$80.9 million) in Q4'03. SG&A as a percentage of sales decreased from 37.3% to 35.7%. The consolidated operating margin for the period decreased from 18.6% to 18.0%.

2004   Increased 24.9% to Ch$58,707 million (US$105.3 million). The operating margin increased 2.0 percentage points to 14.0%.



CCU

Operating Income and Operating Margin by Segment

	Q4 Operating Income (US$ million)			Q4 Operating Margin	
	2003	**2004**	**% Chg**	2003	**2004**
Beer - Chile	31.3	**30.8**	**-1.7%**	33.6%	**32.2%**
Beer - Argentina	2.5	**2.1**	**-18.3%**	13.3%	**10.1%**
Soft Drinks & Mineral Water	8.4	**6.0**	**-28.7%**	12.7%	**9.2%**
Wine	-2.3	**1.6**	**NM**	-6.4%	**4.3%**
Others	0.4	**0.3**	**-22.7%**	16.1%	**3.7%**
TOTAL	40.4	**40.8**	**1.0%**	18.6%	**18.0%**

	Full Year Operating Income (US$ million)			Operating Margin	
	2003	**2004**	**%Chg**	2003	**2004**
Beer - Chile	71.4	**80.7**	**13.1%**	25.9%	**27.6%**
Beer - Argentina	-6.4	**-0.3**	**95.9%**	-11.0%	**-0.4%**
Soft Drinks & Mineral Water	12.8	**15.3**	**19.3%**	6.0%	**7.1%**
Wine	6.3	**8.5**	**34.6%**	4.2%	**5.8%**
Others	0.3	**1.1**	**304.9%**	2.9%	**4.0%**
TOTAL	84.3	**105.3**	**24.9%**	11.9%	**14.0%**

EBITDA

Q4'04   Ch$32,081 million (US$57.6 million), almost constant compared to Q4'03, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.2 percentage points lower than in Q4'03, reaching 25.4%.

2004   Increased 11.3%, to Ch$98,555 million (US$176.8 million). The EBITDA margin increased 0.9 percentage points to 23.4%.



EBITDA by segment

	Q4 EBITDA (US$ million)			Q4 EBITDA margin	
	2003	**2004**	**% Chg**	2003	**2004**
Beer - Chile	39.0	**38.9**	**-0.3%**	41.8%	**40.7%**
Beer - Argentina	4.4	**3.8**	**-14.3%**	23.4%	**18.7%**
Soft Drinks & Mineral Water	14.0	**11.0**	**-21.5%**	21.1%	**16.9%**
Wine	-0.9	**2.9**	**NM**	-2.5%	**7.8%**
Others	1.0	**1.0**	**-4.0%**	39.5%	**11.1%**
TOTAL	57.5	**57.6**	**0.0%**	26.5%	**25.4%**

	Full Year EBITDA (US$ million)			EBITDA margin	
	2003	**2004**	**% Chg**	2003	**2004**
Beer - Chile	104.0	**113.1**	**8.8%**	37.8%	**38.6%**
Beer - Argentina	6.4	**9.8**	**54.2%**	10.9%	**13.6%**
Soft Drinks & Mineral Water	34.4	**36.2**	**5.2%**	16.2%	**16.8%**
Wine	11.5	**14.1**	**22.8%**	7.6%	**9.6%**
Others	2.6	**3.5**	**36.1%**	28.6%	**13.3%**
TOTAL	158.9	**176.8**	**11.3%**	22.5%	**23.4%**

NON-OPERATING RESULTS

Q4'04   Increased by Ch$3,912 million (US$7.0 million) compared to the same quarter last year, from a loss of Ch$3,288 million (US$5.9 million) to a gain of Ch$624 million (US$1.1 million). The higher non-operating results are mainly explained by:

- ***Other non-operating income/expenses,*** which improved from a loss of Ch$727 million (US$1.3 million) in Q4'03 to a gain of Ch$2,074 million (US$3.7 million) this quarter, mainly due to a non-recurrent gain on the sale of a property site.

- ***Price level restatement,*** which improved from a loss of Ch$1,954 million (US$3.5 million) to a loss of Ch$164 million (US$0.3 million) in Q4'04, mainly due to a lower loss in the price level restatement of inventories and a lower loss in the net foreign currency exposure during Q4'04.

- ***Financial income/expenses,*** which improved from a loss of Ch$1,395 million (US$2.5 million) in Q4'03 to a loss of Ch$ 1,292 million (US$2.3 million) in Q4'04, mainly due to lower interest rates and lower financial debt.

  These positive effects were partially offset by:

- ***Foreign currency exchange result***, which decreased from a gain of Ch$1,129 million (US$2.0 million) to a gain of Ch$308 million (US$0.6 million), due to a lower net foreign currency exposure.

2004   Decreased from a gain of Ch$13,941 million (US$25.0 million) to a loss of Ch$6,178 million (US$11.1 million), mainly due to the absence of the gain generated in 2003 in connection with the sale of the Croatian brewery Karlovacka Pivovara (KP).

NET INCOME

Q4'04   Increased 26.1% in relation to Q4'03, reaching Ch$23,424 million (US$42.0 million), mainly due to improved non-operating results, higher operating income and income tax credits, partially offset by higher minority interest charges. Income tax credits resulted from the extraordinary recognition of differed income tax in Argentina, partially offset by better results in Chile. Minority interest charges increased due to better results in CCU Argentina and VSP.

2004   Decreased from Ch$55,440 million (US$99.5 million) to Ch$45,394 million (US$81.4 million), mainly due to the absence of the extraordinary gain generated in 2003 in connection with the sale of KP.

CCU

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs of Transportes CCU, the logistics subsidiary, that are not directly related to each business segment, are allocated based on the case volume handled from each product. This new allocation criteria has been applied to 2003 figures in order to facilitate comparison between the two periods.

(** Note: the comments below regarding volumes and pricing refer to Q4'04.)

BEER CHILE

Revenues increased 2.6% to Ch$53,284 million (US$95.6 million), as a result of 4.2% higher sale volumes, partially offset by 1.6% lower real average prices.

Operating Income decreased 1.7% to Ch$17,150 million (US$30.8 million), mainly as a result of higher SG&A expenses and higher cost of goods sold, the effect of which was partially offset by higher revenues. *Cost of goods sold* increased 6.0% to Ch$18,805 million (US$33.7 million), mainly due to higher direct costs as a consequence of a greater mix of one-way products and premium brands. *SG&A* increased 3.5% to Ch$17,330 million (US$31.1 million) reaching 32.5% of sales, 0.3 percentage points higher than in Q4'03, mainly due to higher freight expenses and higher salaries. The operating margin decreased from 33.6% to 32.2%.

EBITDA decreased 0.3% to Ch$21,681 million (US$38.9 million), while the EBITDA margin was 40.7% of sales, 1.2 percentage points lower than in Q4'03.

Comments The premium segment continued to grow, reflected in the higher sales of the Heineken, Kunstmann, Royal and Budweiser brands. During the quarter, the Company had record beer sales in Chile, reaching an all-time high in terms of volume for December of almost 580,000 hectoliters. 2004 was the second consecutive year that the total revenues of the Chilean beer industry increased more than GDP, reflecting the success of the ACC Plan initiated in 2001.

BEER ARGENTINA

Revenues increased 7.2% to Ch$11,294 million (US$20.3 million), due to 5.8% higher sale volumes, higher sales of other products and flat prices measured in Chilean pesos. Nevertheless, in US dollar terms prices increased 12.5%.

Operating Income decreased from Ch$1,399 million (US$2.5 million) in Q4'03 to Ch$1,144 million (US$2.1 million) in Q4'04, as a result of higher cost of goods sold and SG&A expenses partially offset by higher revenues. **Cost of goods sold** increased, reaching Ch$5,416 million (US$9.7 million) this quarter. As a percentage of sales, cost of goods sold increased from 46.7% to 48.0%, mainly due to higher direct costs related to the change in the sales mix. **SG&A** expense increased from Ch$4,217 million (US$7.6 million) to Ch$4,735 million (US$8.5 million), mainly as a result of higher salaries and freight expenses partially offset by lower marketing expenses. As a percentage of sales, SG&A expenses increased from 40.0% to 41.9%. Nevertheless, in US dollar terms operating results increased 47.5% in Q4'04.

EBITDA decreased from Ch$2,471 million (US$4.4 million) to Ch$2,117 million (US$3.8 million) this quarter, while the EBITDA margin was 18.7%, compared with 23.4% in Q4'03. In US dollar terms, EBITDA increased 12.6%.

Comments Sale volumes grew along with prices, mainly as a result of the higher sales of Schneider, Budweiser and Heineken. The Company increased its market share to 15.9% as of Q4'04, up from 15.1% a year ago. Additionally, the Company increased prices 8% during December reaching US$37 per HL at year-end, compared with US$30 per HL in December 2003, improving the profitability of this segment.

.
SOFT DRINKS, NECTARS & MINERAL WATER

Revenues decreased 1.8% to Ch$36,323 million (US$65.2 million), due to 2.6% lower prices, mainly in the soft drinks and mineral water categories, partially offset by 0.9% higher sale volumes in the segment.

Operating Income decreased 28.7% from Ch$4,703 million (US$8.4 million) in Q4'03 to Ch$3,352 million (US$6.0 million) this quarter, as a result of lower revenues, higher cost of goods sold and SG&A. **Cost of goods sold** increased 3.8% to Ch$16,895 million (US$30.3 million) mainly due to higher direct costs as a consequence of a greater mix of one-way products. As a percentage of sales, cost of goods sold increased from 44.0% to 46.5%. **SG&A** expense increased 0.5% to Ch$16,077 million (US$28.8 million), mainly due to higher freight and higher marketing expenses, partially offset by lower salaries and depreciation. The operating margin decreased from 12.7% to 9.2% in Q4'04.

EBITDA decreased 21.5% from Ch$7,811 million (US$14.0 million) in Q4'03 to Ch$6,133 million (US$11.0 million) in Q4'04. The EBITDA margin decreased from 21.1% in Q4'03 to 16.9% this quarter.

Comments During the quarter the Company launched a new line of soft drinks under the Nobis brand. This is a traditional brand that was out of the market for many years and has been priced between CCU's regular brands and competitor's B-brands, in order to fill that price gap. Additionally, the soft drink division introduced to the market a new 250cc can for the brands Bilz, Pap, Kem, Pepsi and 7-Up.

WINE

Revenues increased 3.2% to Ch$20,721 million (US$37.2 million), due to 4.5% higher average prices and higher volumes in the domestic market, partially offset by 7.3% lower volumes of bottled export wine from Chile. This decrease is a consequence of the change in focus, which prioritized profitability over growth, part of the rationalization strategy implemented by Viña San Pedro (VSP) since the end of 2003.

Operating Income improved Ch$ 2,191 million (US$3.9 million) to a gain of Ch$898 million (US$1.6 million) in Q4'04, mainly due to lower SG&A and higher revenues, partially offset by higher cost of goods sold. **Cost of goods sold** increased 0.9% from Ch$14,450 million (US$25.9 million) in Q4'03 to Ch$14,576 million (US$26.1 million) this quarter, mainly due to higher write-offs of raw and production materials. **SG&A** decreased 24.1% to Ch$5,247 million (US$9.4 million), mainly due to lower marketing and general expenses. Accordingly, the operating margin increased from -6.4% in Q4'03 to 4.3% in Q4'04.

EBITDA improved Ch$2,118 million (US$3.8 million) to Ch$1,607 million (US$2.9 million), while the EBITDA margin increased from -2.5% to 7.8%.

Comments The profitability of this segment continued its positive tendency, improving operating results and EBITDA, in spite off a stronger Chilean peso. The appreciation of the local currency offset the 11.7% price increase in dollar terms of the Chilean exports of bottled wine during the quarter. The improvement in profitability was a consequence of the program to rationalize costs, expenses and SKUs, and better prices in the domestic market. During the quarter, Viña San Pedro obtained the certification of its Integrated Management System (IMS), based on international standards ISO 9001, ISO 14001, and the specification OHSAS 18001. In addition, VSP is the only winery in Chile that has BRC (British Retailer Consortium), GMP (Good

Manufacturing Practices), and HACCP (Hazard Analysis and Critical Control Point) certifications. This is a recognition of VSP's commitment to quality of its products, processes and the community as a whole.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended December 31, 2004 was 12.8 %, increasing 3.9 percentage points when compared with the same period of last year.

	ROCE 2004	ROCE 2003(*)
BEER CHILE	31.4%	25.6%
BEER ARGENTINA	-0.2%	-4.3%
SOFT DRINKS	12.3%	7.8%
WINE	3.6%	2.7%
CONSOLIDATED	12.8%	8.9%

(*) If the extraordinary gain on Karlovacka Pivovara's sale is taken into consideration, the ROCE was 13.8%.

(Five exhibits to follow)



Exhibit 1: Income Statement (Fourth Quarter 2004)

	Ch$ millions		US$ millions (1)		
	Q4'04	Q4'03	Q4'04	Q4'03	% Change
Net sales	126,499	120,956	226.9	217.0	4.6%
Cost of goods sold	(58,664)	(53,369)	(105.2)	(95.7)	9.9%
% of sales	46.4%	44.1%	46.4%	44.1%	
Gross profit	67,835	67,587	121.7	121.3	0.4%
% of sales	53.6%	55.9%	53.6%	55.9%	
SG&A	(45,113)	(45,092)	(80.9)	(80.9)	0.0%
% of sales	35.7%	37.3%	35.7%	37.3%	
Operating income	22,722	22,494	40.8	40.4	1.0%
% of sales	18.0%	18.6%	18.0%	18.6%	
Non-operating result					
Financial income	11	369	0.0	0.7	-97.1%
Equity in NI of rel. companies	167	135	0.3	0.2	23.0%
Other non-operating income	3,357	1,104	6.0	2.0	204.1%
Amortization of goodwill	(468)	(477)	(0.8)	(0.9)	-1.8%
Interest expenses	(1,303)	(1,763)	(2.3)	(3.2)	-26.1%
Other non-operating expenses	(1,283)	(1,831)	(2.3)	(3.3)	-29.9%
Price level restatement	(164)	(1,954)	(0.3)	(3.5)	-91.6%
Currency exchange result	308	1,129	0.6	2.0	-72.7%
Total	624	(3,288)	1.1	(5.9)	NM
Income before taxes	23,346	19,207	41.9	34.5	21.6%
Income taxes	717	(1,012)	1.3	(1.8)	NM
Tax rate	-3.1%	5.3%	-3.1%	5.3%	
Minority interest	(646)	368	(1.2)	0.7	NM
Amort. of negative goodwill	7	7	0.0	0.0	-4.0%
Net income	23,424	18,570	42.0	33.3	26.1%
% of sales	18.5%	15.4%	18.5%	15.4%	
Earnings per share	73.54	58.31	0.13	0.10	26.1%
Earnings per ADR	367.72	291.53	0.66	0.52	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	8,878	9,145	15.9	16.4	-2.9%
Amortization	481	434	0.9	0.8	11.0%
EBITDA	32,081	32,073	57.6	57.5	0.0%
% of sales	25.4%	26.5%	25.4%	26.5%	
Capital expenditures	7,006	4,136	12.6	7.4	69.4%

(1) Exchange rate: US$1.00 = Ch$557.40



Exhibit 2: Income Statement (Twelve Months Ended December 31, 2004)

| | Ch$ millions | | US$ millions (1) | | |
	31-December-04	31-December-03	31-December-04	31-December-03	% Change
Net sales	420,638	393,666	754.6	706.3	6.9%
Cost of goods sold	(202,622)	(193,934)	(363.5)	(347.9)	4.5%
% of sales	48.2%	49.3%	48.2%	49.3%	
Gross profit	218,016	199,732	391.1	358.3	9.2%
% of sales	51.8%	50.7%	51.8%	50.7%	
SG&A	(159,309)	(152,722)	(285.8)	(274.0)	4.3%
% of sales	37.9%	38.8%	37.9%	38.8%	
Operating income	58,707	47,009	105.3	84.3	24.9%
% of sales	14.0%	11.9%	14.0%	11.9%	
Non-operating result					
Financial income	111	2,592	0.2	4.7	-95.7%
Equity in NI of rel. companies	240	20,233	0.4	36.3	-98.8%
Other non-operating income	3,982	2,051	7.1	3.7	94.2%
Amortization of goodwill	(2,178)	(2,273)	(3.9)	(4.1)	-4.2%
Interest expense	(5,930)	(5,803)	(10.6)	(10.4)	2.2%
Other non-operating expenses	(2,457)	(4,153)	(4.4)	(7.5)	-40.8%
Price level restatement	781	1,251	1.4	2.2	-37.6%
Currency exchange result	(726)	42	(1.3)	0.1	NM
Total	(6,178)	13,941	(11.1)	25.0	NM
Income before taxes	52,529	60,950	94.2	109.3	-13.8%
Income taxes	(5,899)	(5,101)	(10.6)	(9.2)	15.6%
Tax rate	11.2%	8.4%	11.2%	8.4%	
Minority interest	(1,275)	(450)	(2.3)	(0.8)	183.1%
Amort. of negative goodwill	39	42	0.1	0.1	-8.4%
Net income	45,394	55,440	81.4	99.5	-18.1%
% of sales	10.8%	14.1%	10.8%	14.1%	
Earnings per share	142.52	174.07	0.26	0.31	-18.1%
Earnings per ADR	712.61	870.33	1.28	1.56	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	37,967	39,698	68.1	71.2	-4.4%
Amortization	1,881	1,867	3.4	3.3	0.8%
EBITDA	98,555	88,574	176.8	158.9	11.3%
% of sales	23.4%	22.5%	23.4%	22.5%	
Capital expenditures	25,579	19,637	45.9	35.2	30.3%

(1) Exchange rate: US$1.00 = Ch$557.40

CCU

Exhibit 3: Segment Information - Fourth Quarter 2004

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	52,628	51,306	11,020	10,421	36,232	36,883	19,675	19,107	4,876	1,432
Other products	656	633	274	116	92	90	1,046	966	0	0
Total	53,284	51,939	11,294	10,537	36,323	36,974	20,721	20,074	4,876	1,432
% change	2.6%		7.2%		-1.8%		3.2%		240.5%	
Cost of sales	(18,805)	(17,737)	(5,416)	(4,921)	(16,895)	(16,278)	(14,576)	(14,450)	(2,973)	16
% of sales	35.3%	34.1%	48.0%	46.7%	46.5%	44.0%	70.3%	72.0%	61.0%	-1.1%
SG&A	(17,330)	(16,748)	(4,735)	(4,217)	(16,077)	(15,993)	(5,247)	(6,917)	(1,725)	(1,217)
% of sales	32.5%	32.2%	41.9%	40.0%	44.3%	43.3%	25.3%	34.5%	35.4%	85.0%
Operating profit	17,150	17,454	1,144	1,399	3,352	4,703	898	(1,293)	179	231
% change	-1.7%		-18.3%		-28.7%		NM		-22.7%	
% of sales	32.2%	33.6%	10.1%	13.3%	9.2%	12.7%	4.3%	-6.4%	3.7%	16.1%
Depreciation	4,383	4,154	912	998	2,658	2,998	571	667	354	327
Amortization	148	128	61	74	123	109	137	115	11	7
EBITDA	21,681	21,736	2,117	2,471	6,133	7,811	1,607	(511)	543	566
% change	-0.3%		-14.3%		-21.5%		NM		-4.0%	
% of sales	40.7%	41.8%	18.7%	23.4%	16.9%	21.1%	7.8%	-2.5%	11.1%	39.5%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
VOLUMES & PRICING								
					Total**		_Total_	
Volume (HLs)	1,266,798	1,215,316	694,971	657,063	1,364,063	1,351,919	242,584	246,276
% change	4.2%		5.8%		0.9%		-1.5%	
					Soft Drinks		_Chile - Domestic_	
					987,720	986,422	130,801	126,927
					0.1%		3.1%	
					Nectars		_Chile Bottled Exports_	
					106,029	101,331	104,733	112,991
					4.6%		-7.3%	
					Mineral Water			
					270,315	264,165	_Argentina_	
					2.3%		7,050	6,357
							10.9%	

* Volumes include exports of 19,370 HL (13,668 HL to Chile) and 19,608 HL (14,494 HL to Chile) in Q4'04 and Q4'03 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 24.0 million and 23.8 million in Q4'04 and Q4'03 respectively.

*** Volumes do not include bulk volumes of 27,004 HL (21,352 HL from Chile exports and 5,652 HL from Argentina) and 47,084 HL (30,074 HL from Chile exports and 17,010 HL from Argentina) in Q4'04 and Q4'03 respectively.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine	
					Total		_Total_	
Price (Ch$ / HL)	41,544	42,216	15,856	15,861	26,561	27,282	81,106	77,585
% change (real)	-1.6%		0.0%		-2.6%		4.5%	
					Soft Drinks		_Chile - Domestic_	
					26,381	27,134	56,189	50,042
					-2.8%		12.3%	
					Nectars		_Chile Bottled Exports_	
					40,875	40,920	113,023	110,037
					-0.1%		2.7%	
					Mineral Water			
					21,600	22,595	_Argentina_	
					-4.4%		69,265	50,705
							36.6%	

CCU

Exhibit 4: Segment Information - Twelve Month Ended December 31, 2004

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	161,233	150,977	39,566	32,070	120,034	117,889	77,862	76,281	14,854	5,076
Other products	2,048	2,437	573	295	341	290	4,128	8,352	0	0
Total	163,280	153,414	40,139	32,365	120,375	118,179	81,990	84,632	14,854	5,076
% change	6.4%		24.0%		1.9%		-3.1%		192.6%	
Cost of sales	(60,790)	(60,761)	(21,427)	(19,604)	(56,825)	(56,668)	(55,156)	(56,954)	(8,424)	53
% of sales	37.2%	39.6%	53.4%	60.6%	47.2%	48.0%	67.3%	67.3%	56.7%	-1.0%
SG&A	(57,497)	(52,883)	(18,860)	(16,334)	(55,044)	(54,380)	(22,079)	(24,145)	(5,829)	(4,981)
% of sales	35.2%	34.5%	47.0%	50.5%	45.7%	46.0%	26.9%	28.5%	39.2%	98.1%
Operating profit	44,993	39,771	(148)	(3,573)	8,506	7,131	4,755	3,532	601	148
% change	13.1%		95.9%		19.3%		34.6%		304.9%	
% of sales	27.6%	25.9%	-0.4%	-11.0%	7.1%	6.0%	5.8%	4.2%	4.0%	2.9%
Depreciation	17,543	17,724	5,247	6,670	11,221	11,630	2,628	2,402	1,327	1,272
Amortization	512	481	359	443	465	427	500	486	45	30
EBITDA	63,049	57,975	5,458	3,541	20,192	19,187	7,883	6,421	1,973	1,450
% change	8.8%		54.2%		5.2%		22.8%		36.1%	
% of sales	38.6%	37.8%	13.6%	10.9%	16.8%	16.2%	9.6%	7.6%	13.3%	28.6%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	3,807,485	3,718,388	2,101,188	1,903,525	4,424,123	4,286,406	951,273	957,911
% change	2.4%		10.4%		3.2%		-0.7%	

Soft Drinks		Chile - Domestic	
3,228,200	3,185,141	503,290	505,048
1.4%		-0.3%	
Nectars		Chile Bottled Exports	
382,979	340,088	420,300	411,838
12.6%		2.1%	
Mineral Water			
812,944	761,178		
6.8%			

Argentina	
27,682	41,026
-32.5%	

* Volumes include exports of 52,011 HL (38,844 HL to Chile) and 50,607 HL (36,315 HL to Chile) in 2004 and 2003 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 77.9 million and 75.5 million in 2004 and 2003, respectively.

*** Volumes do not include bulk volumes of 112,696 HL (86,278 HL from Chile exports and 26,418 HL from Argentina) and 252,550 HL (96,569 HL from Chile exports and 155,981 HL from Argentina) in 2004 and 2003 respectively.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine	
					Total		Total	
Price (Ch$ / HL)	42,346	40,603	18,830	16,847	27,132	27,503	81,850	79,632
% change (real)	4.3%		11.8%		-1.4%		2.8%	

Soft Drinks		Chile - Domestic	
26,787	27,372	53,512	47,620
-2.1%		12.4%	
Nectars		Chile - Export	
41,163	39,522	114,687	119,512
4.2%		-4.0%	
Mineral Water			
21,874	22,658		
-3.5%			

Argentina	
98,498	73,382
34.2%	

CCU

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		
	Dec 31-2004	Dec 31-2003	Dec 31-2004	Dec 31-2003	% Change
ASSETS					
Cash & equivalents	65,196	53,779	117.0	96.5	21.2%
Other current assets	158,032	151,402	283.5	271.6	4.4%
Total current assets	223,228	205,180	400.5	368.1	8.8%
PP&E, net	301,258	321,650	540.5	577.1	-6.3%
Other assets	67,755	64,834	121.6	116.3	4.5%
TOTAL ASSETS	592,241	591,664	1,062.5	1,061.5	0.1%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	41,878	39,755	75.1	71.3	5.3%
Other current liabilities	83,339	84,513	149.5	151.6	-1.4%
Total current liabilities	125,217	124,269	224.6	222.9	0.8%
Long-term debt (2)	93,773	103,718	168.2	186.1	-9.6%
Other long-term liabilities	32,444	38,703	58.2	69.4	-16.2%
Total long-term liabilities	126,216	142,422	226.4	255.5	-11.4%
Minority interest	38,703	39,233	69.4	70.4	-1.3%
Stockholders' equity	302,104	285,741	542.0	512.6	5.7%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	592,241	591,664	1,062.5	1,061.5	0.1%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus other liquid assets	74,503	68,260	133.7	122.5	9.1%
Total financial debt	135,651	143,474	243.4	257.4	-5.5%
Net debt (3)	61,147	75,214	109.7	134.9	-18.7%
Liquidity ratio	1.78	1.65			
Debt / Capitalization	0.29	0.31			

(1) Exchange rate: US$1.00 = Ch$557.40

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets